FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2010

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ×            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No       ×

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated December 28, 2010 regarding outcome of tender offer for shares of Aloka Co., Ltd. by subsidiary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd. (Registrant)

Date December 28, 2010	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Notice regarding Outcome of Tender Offer for Shares of

Aloka Co., Ltd. by Subsidiary

Tokyo, December 28, 2010 — Hitachi, Ltd. (NYSE: HIT / TSE: 6501; “Hitachi”) today announced the outcome of tender offer for shares of Aloka Co., Ltd. (TSE:7704; “Aloka”) by Hitachi Medical Corporation (TSE:6910; “Company”), a subsidiary of Hitachi. The Company, at a meeting of its board of directors held on November 8, 2010, passed a resolution to acquire shares of Aloka through a tender offer (the “Tender Offer”) and commenced the Tender Offer from November 9, 2010. As the Tender Offer was closed as of December 27, 2010, the Company hereby notified the outcome of the Tender Offer as attached.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2009 (ended March 31, 2010) consolidated revenues totaled 8,968 billion yen ($96.4 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

# # #

Attached

December 28, 2010

To our shareholders:

	Company:	Hitachi Medical Corporation
	Representative:	Kazuyoshi Miki, President and Director
(Code 6910; First Section of Tokyo Stock Exchange)

Notification regarding Outcome of Tender Offer for Shares of Aloka Co., Ltd.

and Change of Specified Subsidiary

Hitachi Medical Corporation (the “Tender Offeror” or the “Company”), at a meeting of its board of directors held on November 8, 2010, passed a resolution to acquire shares of Aloka Co., Ltd. (Code 7704; Tokyo Stock Exchange, the “Target”) through a tender offer (the “Tender Offer”) and commenced the Tender Offer from November 9, 2010. As the Tender Offer was closed as of December 27, 2010, the Company hereby notifies the outcome of the Tender Offer as follows.

In addition to above, the Company hereby gives notice that as a result of Tender Offer, Target will be the Company’s consolidated subsidiary as of January 5, 2011 (Commencement Date of Settlement of Tender Offer) and will be the Company’s specified subsidiary.

I.	Outcome of Tender Offer

1.	Description of the Tender Offer

(1)	Company Name and Location of the Tender Offeror

Name    Hitachi Medical Corporation

Location    14-1 Sotokanda 4-chome, Chiyoda-ku, Tokyo

(2)	Name of the Target

Aloka Co., Ltd.

(3)	Class of Shares Purchased

Common stock

(4)	Number of Shares to be Purchased

Number of Shares to be Purchased	Minimum Number of Shares to be Purchased	Maximum Number of Shares to be Purchased
23,855,900 shares	– shares	– shares

Notes:

1.	No maximum or minimum number of shares to be purchased has been set in the Tender Offer, so the Company will purchase all of the tendered shares. The number of shares to be purchased is as set out in the number of shares to be purchased and is the number of issued and outstanding shares as of June 30, 2010 (28,350,400 shares) set out in the Second Quarterly Report of the 87th term filed by the Target on August 13, 2010 less the number of shares held by the Tender Offeror (3,500,000 shares) and the treasury shares held by the Target (994,500 shares).

2.	Shares less than one unit are also eligible for the Tender Offer. In addition, the Target might purchase its own shares during the Tender Offer Period, pursuant to applicable ordinances, if shareholders holding shares less than one unit exercise their right to request the purchase of their shares in accordance with laws and ordinances.

3.	The Company does not intend to acquire treasury stock held by the Target through the Tender Offer.

(5)	Tender Offer Period

(i)	Period of the Tender Offer in the Initial Filing

From November 9, 2010 (Tuesday) to December 27, 2010 (Monday) (both inclusive) (33 business days)

(ii)	Possibility of Extending Above the Period by the Request of the Target

Not applicable.

(6)	Purchase Price of the Tender Offer

1,075 yen per share of common stock

2.	Outcome of Tender Offer

(1)	Completion of Tender Offer

Neither maximum nor minimum number of shares to be purchased has been set in the Tender Offer, so the Company will purchase all of the tendered shares.

(2)	Date of Public Notice and Name of Newspapers in which Public Notice is to be Posted of Outcome of Tender Offer

The Company makes an announcement to the press by this notification provided for in the provisions of Article 9-4 of the Order for Enforcement of the Financial Instruments and Exchange Act (Cabinet Order No. 321 of 1965, as revised) and the provisions of Article 30-2 of the Cabinet Office Ordinance on Disclosure of Tender Offer Bids of Shares, etc. Conducted by Those Other than the Issuer (Ordinance of the Ministry of Finance No. 38 of 1990, as revised) pursuant to the provisions of Article 27-13, Paragraph 1 of the Financial Instruments and Exchange Act (Act No. 25 of 1948, as revised).

(3)	Number of Shares for Tender Offer

Class of shares	(i)Number of shares tendered	(ii)Number of shares purchased
Shares	23,157,518 shares	23,157,518 shares
Stock acquisition rights	– shares	– shares
Bonds with stock acquisition rights	– shares	– shares
Trust beneficiary certificates for the Shares ( )	– shares	– shares
Depositary receipts for the Shares ( )	– shares	– shares
Total	23,157,518 shares	23,157,518 shares

Total of shares to be diluted	– shares	– shares

(4)	Shareholding ratio after the Tender Offer

Number of voting rights represented by shares held by the Tender Offeror before the Purchase	35,000 shares	(Shareholding ratio of 12.79% before the Purchase)
Number of voting rights represented by shares held by the Tender Offeror after the Purchase	266,575 shares	(Shareholding ratio of 97.45% after the Purchase)
Total number of voting rights held by all of the shareholders of the Target	273,539 shares

Notes:

1.	The “Total number of voting rights held by all of the shareholders of the Target” (100 shares represent the number of shares per unit) indicates the number of voting rights of all the shareholders of the Target as of September 30, 2010, which is stated in the Second Quarterly Report of the 87th term filed by the Target on November 12, 2010. Because shares less than one unit are also eligible for the Tender Offer, the number of voting rights represented by shares less than one unit (18 voting rights represented by 1,800 shares of shares less than one unit as of September 30, 2010 set out in the above quarterly report) will be added in the calculation of the “Shareholding before the Purchase” and the “Shareholding after the Purchase,” and the “Total number of voting rights held by all of the shareholders of the Target” will be calculated as 273,557 voting rights.

2.	The figures in the “Shareholdings before the Purchase” and the “Shareholdings after the Purchase” were rounded off to two decimal places.

(5)	Calculation Method for Settlement Matters on a Pro Rata Basis

Not applicable.

(6)	Method of Settlement

(i)	Name and Location of Head Office of Financial Instruments Business Operator or Banks, etc., in Charge of Settlement of the Tender Offer

Nomura Securities Co., Ltd.	9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

(ii)	Commencement Date of Settlement

January 5, 2011 (Wednesday)

(iii)	Method of Settlement

Notice of any purchase through the Tender Offer will be sent without delay after the expiration of the Tender Offer Period to the address of the Tendering Shareholder (in the case of a Non-Japanese Shareholder, to its standing proxy) (excluding where the shares have been tendered through Nomura Joy, which is a specialized internet service of the Tender Offer Agent). If the shares have been tendered through Nomura Joy, the notice will be delivered using the method described on Nomura Joy’s website (https://www.nomurajoy.jp/).

Purchases will be made in cash. Proceeds for shares purchased through the Tender Offer may be made by a method specified by the Tendering Shareholder such as remittance (fees might be incurred for remitting payment).

3.	Policy after the Tender Offer and Future Outlook

The management policy after completion of the Tender Offer is the same as “Notification regarding Commencement of Tender Offer for Shares of Aloka Co., Ltd.” which was announced by Company dated November 8, 2010.

4.	Location Where Tender Offer Report is Available

Hitachi Medical Corporation	14-1 Sotokanda 4-chome, Chiyoda-ku, Tokyo
Tokyo Stock Exchange	2-1 Nihonbashi Kabutocho, Chuo-ku, Tokyo

II.	Change in Status of Subsidiary

1.	Reason for the Change

As a result of the Tender Offer, Target will be Company’s consolidated subsidiary as of January 5, 2011 (Commencement Date of Settlement of Tender Offer) and will be Company’s specified subsidiary.

2.	Outline of the Changing Subsidiary

(i)	Name	Aloka Co., Ltd.

(ii)	Location	22-1 Mure 6-chome, Mitaka-shi, Tokyo

(iii)	Representative	Minoru Yoshizumi, Representative Director and President

(iv)	Business	Manufacture and sales of medical instruments, general-purpose analysis devices, and medical analysis devices

(v)	Stated capital	64.65 billion yen (as of September 30, 2010)

(vi)	Date of Establishment	January 20, 1950

(vii)	Major shareholders and shareholding ratios (as of September 30, 2010)	Nisshinbo Holdings Inc.	18.05%
		Hitachi Medical Corporation	12.34%
		Goldman Sachs International (standing proxy: Goldman Sachs Japan Co., Ltd.)	7.14%
		Japan Radio Co., Ltd.	7.05%
		New Japan Radio Co., Ltd.	6.34%
		The Master Trust Bank of Japan, Ltd. (trust account)	5.14%
		Japan Trustee Services Bank, Ltd. (trust account)	2.97%
		Aloka Group Employees’ Shareholding Association	1.49%
		RBC DEXIA INVESTOR SERVICES BANK A/C DUB NON RESIDENT/DOMESTIC RATE	1.48%
		(standing proxy: Standard Chartered Bank Tokyo Branch) Mizuho Bank, Ltd.	1.41%

(viii)	Relationship between The Company and the Target

	Capital Relationship	The Company holds 3,500,000 shares of the Target (the ratio of the number of shares held by the Company to the total number of issued shares of the Target as of the date of this Notification (28,350,400 shares) is 12.35% (rounded to the second decimal place))
		Note:	The number of shares of the Target to be acquired by the Company through the Tender Offer is not included in the number of shares of the Target held by the Company.

	Personal Relationship	There are no personal relationships worth stating between the Company and the Target. Further, there is no particularly notable personal relationship between the relevant people and affiliates of the Company on the one hand and the relevant people and affiliates of the Target on the other hand.

	Business Relationship	The Company conducts transactions to sell products and installation work to the Target and transactions to purchase products and materials from the Target.

(ix)	Target’s Consolidated Operation Results and Consolidated Financial Status of the Latest 3 Years

Fiscal period	Period ending March 2008		Period ending March 2009		Period ending March 2010
Consolidated net assets	42,471 million yen		41,939 million yen		42,502 million yen
Consolidated assets	61,407 million yen		57,597 million yen		58,794 million yen
Consolidated net assets per share	1,529.31 yen		1,513.79 yen		1,533.97 yen
Consolidated net sales	56,112 million yen		48,986 million yen		45,811 million yen
Consolidated operating income	5,074 million yen		3,078 million yen		2,451 million yen
Consolidated ordinary income	4,396 million yen		2,320 million yen		2,004 million yen
Consolidated current net income	2,665 million yen		768 million yen		662 million yen
Consolidated net income per share	97.88 yen		28.11 yen		24.21 yen
Dividend per share (Interim dividend per share)	16.00 yen (8.00yen	)	16.00yen (8.00yen	)	16.00yen (8.00yen	)

3.	Number of Shares Purchased, Purchase Price and Share Ownership Prior to and After Purchase

(1)	Share ownership prior to purchase	3,500,000 shares (Number of voting rights : 35,000) (Shareholding ratio:12.35%)

(2)	Number of shares purchased	23,157,518 shares (Number of voting rights:231,575) (Shareholding ratio:81.68%) (Purchase Price:24,894 million yen)

(3)	Share ownership after change	26,657,518 shares (Number of voting rights:266,575) (Shareholding ratio:94.03%)

Notes:

1.	The calculation of the “shareholding ratio” is based on the total number of shares issued as of September 30, 2010 (28,350,400 shares) as a denominator as stated in the Second Quarterly Report of the 87th Business Period filed by the Target on November 12, 2010.
2.	The figures in the “shareholding ratio” are rounded off to two decimal places.

4.	The Scheduled Date of Change in Status of Subsidiary

January 5, 2011 (Wednesday)            (Commencement Date of Settlement of Tender Offer)

5.	Future Outlook

The Company is currently investigating the impact which the change of the subsidiary will make on the Company’s consolidated business, and will announce as soon as the investigation is over.

-End-